**AGREEMENT REGARDING THE JOINT FILING OF
SCHEDULE 13G**

The undersigned hereby agree as follows:

i.   Each of them is individually eligible to use the Schedule 13G to which this Exhibit is attached, and such Schedule 13G is filed on behalf of each of them; and

ii. Each of them is responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Dated: February 14, 2025

BCPE Derby Investor, LP

By: BCPE Derby GP, LLC,
      its general partner

By: Bain Capital Fund XI, L.P.,
      its member

By: Bain Capital Partners XI, L.P.,
      its general partner

By: Bain Capital Investors, LLC,
      its general partner

By: /s/ David Humphrey
      Name: David Humphrey
      Title: Partner

BCPE Derby (DE) SPV, LP

By: BCPE Derby (DE) SPV, LLC,
      its general partner

By: Bain Capital Fund XI, L.P.,
      its member

By: Bain Capital Partners XI, L.P.,
      its general partner

By: Bain Capital Investors, LLC,
      its general partner

By: /s/ David Humphrey
      Name: David Humphrey
      Title: Partner